EXHIBIT 4.2

[SCOR Letterhead]

The Chairman and Chief Executive Officer

To: [xxxxx]

Paris, November 7, 2005

Dear [xxxxx]:

The General Shareholders' Meeting authorized on 31 May 2005 the implementation of a stock award plan targeted to the top executives and a certain number of the managers of the Group. The Compensation and Appointment Committee decided upon the conditions of this plan and the Board of Directors approved the plan on 31 August 2005.

The plan consists of freely attributing shares to you in recognition of the efforts you have made regarding the turnaround of the company, which have led to the upgrade of our rating.

This awarding of shares also bears witness to the confidence we have in your professionalism and loyalty. This stock award plan enables you to benefit from the implementation and success of the "SCOR Moving Forward" plan.

I am pleased to announce that [xxxxx] SCOR shares are granted to you under the Stock Award Plan for SCOR 2005.

This grant of shares implies the filings with the SEC as required.

Under the terms of the enclosed plan, the shares will be transferred to you on 1st September 2007 provided that all the conditions provided by the stock award plan are met (in particular you will have to be still in the Group Company's employ on August 15, 2007.

The shareholders agree to make a significant final concession in favor of the beneficiaries of this plan. I sincerely hope this supports your involvement in the implementation of the goals of "SCOR Moving Forward", ensuring the development of our group and the definitive success of the recovery.

Yours sincerely,

/s/ Denis Kessler

Denis Kessler

SCOR Group Immeuble SCOR 1, Avenue du General de Gaulle 92074 Paris La Defense Cedex France	Tel +33 (0)1 46 98 70 00 Fax +33 (0)1 47 67 04 09 e-mail : info@scor.com www.scor.com	RCS Nanterre B 562 033 357 Siret 562 033 357 00020 Societe Anonyme au Capital de 156 886 104 Euros